UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. *)

Leo Holdings Corp. II

(Name of Issuer)

Class A ordinary shares included as part of the Units

(Title of Class of Securities)

G5463R102

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)

☐	Rule 13d-1(c)

☐	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G5463R102	SCHEDULE 13G	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON Aristeia Capital, L.L.C. (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,974,000
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 1,974,000
	8	SHARED DISPOSITIVE POWER

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,974,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.26% (2)
12	TYPE OF REPORTING PERSON* IA, OO

(1)	Aristeia Capital, L.L.C. is the investment manager of, and has voting and investment control with respect to the securities described herein held by, one or more private investment funds.
(2)

Based on 37,500,000 Class A ordinary shares included as part of the units of the Issuer outstanding as reported in the Issuer’s Form 10-Q for the quarter ended September 30, 2021 filed with the Securities and Exchange Commission (the “SEC”) on November 12, 2021.

CUSIP No. G5463R102	SCHEDULE 13G	Page 3 of 5 Pages

Item 1(a).	Name of Issuer:

Leo Holdings Corp. II

Item 1(b).	Address of Issuer’s Principal Executive Offices:

Albany Financial Center, South Ocean Blvd, Suite #507 P.O. Box SP-63158, New Providence, Nassau, The Bahamas

Item 2(a).	Name of Person Filing.

Item 2(b).	Address of Principal Business Office or, if None, Residence.

Item 2(c).	Citizenship.

Aristeia Capital, L.L.C. One Greenwich Plaza, 3rd Floor Greenwich, CT 06830 Delaware limited liability company

Item 2(d).	Title of Class of Securities:

Class A ordinary shares included as part of the units

Item 2(e).	CUSIP Number:

G5463R102

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

☒ An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E).

Item 4.	Ownership.

The following is information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1 as of 12/31/2021.

Items 5-9 and 11 of the cover page to this Schedule 13G are incorporated herein by reference. :

(a) Amount beneficially owned: 1,974,000

(b) Percent of Class: 5.26%

(c) Number of shares as to which such person has:

(i) sole power to vote or direct the vote: 1,974,000

(ii) shared power to vote or direct the vote: 0

CUSIP No. G5463R102	SCHEDULE 13G	Page 4 of 5 Pages

(iii) sole power to dispose or direct the disposition of: 1,974,000

(iv) shared power to dispose or direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable

Item 8.	Identification and Classification of Members of the Group.

Not Applicable

Item 9.	Notice of Dissolution of Group.

Not Applicable

Item 10.	Certification.

Certification pursuant to §240.13d-1(b):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. G5463R102	SCHEDULE 13G	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 2/14/2022

ARISTEIA CAPITAL, L.L.C.

By:	/s/ Andrew B. David
Name: Andrew B. David
Title: Chief Operating Officer